SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Israel Growth Partners Acquisition Corp.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

465090108

(CUSIP Number)

Craig Samuels
Moorland Lane Partners, LLC
4808 Moorland Lane, Suite 109
Bethesda, Maryland 20814
Telephone: (301) 502-8602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Mark Wishner
Telephone:  (703) 749-1352

March 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moorland Lane Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	17,184,903
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	17,184,903
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,184,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.16%(1)
14			TYPE OF REPORTING PERSON OO (limited liability company)

(1)  Based on 18,250,003 shares of common stock outstanding as of March 21, 2011.

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Craig Samuels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	17,184,903
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	17,184,903
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,184,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.16%(1)
14			TYPE OF REPORTING PERSON IN

(1)  Based on 18,250,003 shares of common stock outstanding as of March 21, 2011.

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell Metzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	17,184,903
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	17,184,903
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,184,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.16%(1)
14			TYPE OF REPORTING PERSON IN

(1)  Based on 18,250,003 shares of common stock outstanding as of March 21, 2011.

This Amendment No. 1 (this “Amendment”) relates to Schedule 13D filed with the Securities and Exchange Commission on July 9, 2010, relating to shares of common stock, par value $0.0001 per share, of Israel Growth Partners Acquisition Corp. (the “Issuer”), a shell corporation organized under the laws of Delaware (the “Schedule 13D”).  This Amendment is being filed on behalf of Moorland Lane Partners, LLC.  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Moorland Lane Partners, LLC (“Moorland”);

Craig Samuels (“Samuels”); and

Mitchell Metzman (“Metzman”).

Moorland, Samuels and Metzman are collectively referred to herein as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D relates to 17,184,903 shares of the Common Stock held by Moorland (collectively, the “Shares”).  As managers and members of Moorland, Samuels and Metzman share voting and dispositive power over the securities held by Moorland.

The business address of the Reporting Persons is 4808 Moorland Lane, Suite 109, Bethesda, Maryland 20814.

Moorland is principally engaged in the business of investing in securities.  Samuels is currently serving as the Chief Executive Officer, President and sole director of the Issuer and a manager of Moorland.  Metzman is currently serving as the Secretary and Chief Financial Officer of the Issuer and a manager of Moorland.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Samuels and Metzman are each citizens of the United States.  Moorland is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On June 30, 2010, pursuant to that certain agreement (the “Agreement”), between FI Investment Group, LLC, a Virginia limited liability company (“FIIG”), and Moorland, Moorland purchased and FIIG caused the Issuer to issue and sell 1,400,000 shares for a purchase price of $.01 per share or $14,000 in the aggregate.  The purchase price of $14,000 was paid from the capital contributions made in Moorland.

On December 27, 2010, the Issuer issued a promissory note in the original principal amount of $35,000 to Moorland (the “Note”).  In consideration of the issuance of the Note, the Issuer issued to Moorland a warrant to purchase 16,000,000 shares of Common Stock to Moorland, at a price of $0.02 per share (the “Warrant”).  The Warrant was exercised on March 10, 2011.  Pursuant to the terms of the Warrant, the exercise price was paid by instructing the Issuer to withhold 215,097 shares, or the number of shares underlying the warrant with an aggregate fair market value, calculated pursuant to the formula set forth therein, equal to the aggregate exercise price as of March 10, 2011.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)(b)           As of the date of this report, Moorland may be deemed to be the beneficial owner of an aggregate of 17,184,903 shares of Common Stock, which represents approximately 94.16% of the Common Stock outstanding.  Moorland may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, all of such shares.

As of the date of this report, each of Samuels and Metzman may be deemed to be the beneficial owner of an aggregate of 17,184,903 shares of Common Stock, which represents approximately 94.16% of the Common Stock outstanding.  As a manager and member of Moorland, each of Samuels and Metzman may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, the 17,184,903 shares held by Moorland.  Each of Samuels and Metzman disclaims ownership of the Shares held by Moorland except to the extent of his pecuniary interest therein.

All of the percentages calculated in this statement are based upon an aggregate of 18,250,003 shares of Common Stock outstanding as of March 21, 2011.

(c)           Except as described below, there have been no other transactions in the securities of the Issuer by the Reporting Persons in the 60 days immediately preceding the date of this report.

Date	No. of Shares Acquired	Price Per Share
March 10, 2011	15,784,903	$.02(1)

(1)
The aggregate purchase price was paid by instructing the Issuer to withhold the number of shares underlying the warrant having an aggregate fair market value, calculated pursuant to the formula set forth in the Warrant, equal to the aggregate exercise price of the Warrant.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7  of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, dated July 9, 2010 (incorporated herein by reference to Moorland’s Schedule 13D, filed with the Securities and Exchange Commission on July 9, 2010).

Exhibit 2
Agreement, dated June 30, 2010, by and between FI Investment Group, LLC and Moorland Lane Partners, LLC (incorporated herein by reference to Moorland’s Schedule 13D, filed with the Securities and Exchange Commission on July 9, 2010).

Exhibit 3	Form of Promissory Note (incorporated herein by reference to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 28, 2010).

Exhibit 4	Form of Warrant (incorporated herein by reference to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 28, 2010).

Exhibit 5	Joint Filing Agreement, dated March 21, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2011

CRAIG SAMUELS

/s/ Craig Samuels

MITCHELL METZMAN

/s/ Mitchell Metzman

MOORLAND LANE PARTNERS, LLC

By:	/s/ Craig Samuels
Name:	Craig Samuels
Title:	Manager

EXHIBIT INDEX

Exhibit
Number	Description

5	Joint Filing Agreement, dated March 21, 2011.